                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____________ to ____________

                         Commission file number 1-12981

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                            (Full title of the plan)

                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                     The AMETEK Retirement and Savings Plan

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 2006 and 2005


                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................    2

Audited Financial Statements:
   Statements of Assets Available for Benefits.............................    3
   Statements of Changes in Assets Available for Benefits..................    4
   Notes to Financial Statements...........................................    5

Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........   13
Signatures.................................................................   14
Exhibit Index..............................................................   15

             Report of Independent Registered Public Accounting Firm

Plan Administrative Committee
The AMETEK Retirement and Savings Plan

We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 20, 2007

                     The AMETEK Retirement and Savings Plan

                   Statements of Assets Available for Benefits

                                                           DECEMBER 31,
                                                   ---------------------------
                                                       2006           2005
                                                   ------------   ------------
ASSETS:
Investments, at fair value                         $291,346,967   $254,266,185
                                                   ------------   ------------
Receivables:
   Employer contributions                               165,178        122,358
   Participant contributions                            309,034        263,741
                                                   ------------   ------------
      Total receivables                                 474,212        386,099
                                                   ------------   ------------
Assets available for benefits, at fair value        291,821,179    254,652,284
Adjustment from fair value to contract value for
   Common Collective Trust                              571,438        739,483
                                                   ------------   ------------
Assets available for benefits                      $292,392,617   $255,391,767
                                                   ============   ============

                            See accompanying notes.

                     The AMETEK Retirement and Savings Plan

             Statements of Changes in Assets Available for Benefits

                                                            YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                              2006           2005
                                                          ------------   ------------
ADDITIONS:

Contributions:
   Employer                                               $  7,755,295   $  6,686,656
   Participants                                             13,649,850     12,771,989
   Participant rollovers and transfers from other plans      4,893,501      3,296,252
                                                          ------------   ------------
                                                            26,298,646     22,754,897
                                                          ------------   ------------
Investment income:
   Net appreciation in fair value of investments            20,748,788      9,395,281
   Interest and dividend income                             11,803,708      7,955,109
                                                          ------------   ------------
                                                            32,552,496     17,350,390
                                                          ------------   ------------
Total additions                                             58,851,142     40,105,287
                                                          ------------   ------------
DEDUCTIONS:
Benefits paid to participants                              (21,815,444)   (21,664,410)
Insurance premiums and commissions                             (34,848)       (16,124)
                                                          ------------   ------------
Total deductions                                           (21,850,292)   (21,680,534)
                                                          ------------   ------------
Net increase                                                37,000,850     18,424,753

Assets available for benefits:
   Beginning of year                                       255,391,767    236,967,014
                                                          ------------   ------------
   End of year                                            $292,392,617   $255,391,767
                                                          ============   ============

                            See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. DESCRIPTION OF THE PLAN

GENERAL

The following brief description of The AMETEK Retirement and Savings Plan ("the Plan") provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK, Inc. ("AMETEK", or "the Company"), and certain of its subsidiaries, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note
3).

PARTICIPANT ELIGIBILITY

Any employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the entry date that follows his or her date of hire by at least thirty--one days and is on or after the date on which the participant first attains age eighteen.

CONTRIBUTIONS

Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to 75% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Also in connection with business acquisitions by AMETEK, account balances from certain other plans may be transferred into the Plan, or into a separate 401(k) Plan for businesses acquired by AMETEK. Subsequent to December 31, 2006 (June 1, 2007), the net assets of the U.S. participants from the Spectro Analytical Instruments 401(k) Savings Plan in the amount of approximately $3.9 million, were transferred into the Plan. During 2005, the net assets of the U.S. based Taylor Hobson 401(k) Savings Plan, in the amount of approximately $1.7 million, were transferred into the Plan. The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual Company contribution of $1,200 per participant. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company's federal income tax return for that Plan year.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions from the retirement feature, which are insignificant in amount, are used to reduce future employer retirement contributions or to pay Plan administrative expenses.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant's vested account.

VESTING

Participants are fully vested at all times in both their contributions to the Plan and in Company contributions under the savings provisions of the Plan. Company contributions under the retirement feature of the Plan, through December 31, 2006, become fully vested after five years of service. Effective January 1, 2007, Employer Retirement Feature contributions and earnings contributed on or after January 1, 2007, will become fully vested after three years of service.

PARTICIPANT LOANS

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan's Administrative Committee. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2006 and 2005 ranged between 5.0% and 10.5%. Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2006 and 2005, respectively, totaled $5,909,283 and $5,843,612 are included in investments in the accompanying statements of assets available for benefits.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account or elect to receive payment in installments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

PLAN TERMINATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENTS AND PRESENTATION FORMAT

The accompanying financial statements have been prepared on the accrual basis of accounting, if applicable, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with U.S. generally accepted accounting principles (see Note 7).

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end. The participant loans are valued at their outstanding book values, which approximates fair value.

The Vanguard Retirement Savings Trust is a common collective trust ("CCT") fund which invests in fully benefit--responsive investment contracts. The fair value of the participation units in the CCT is based on quoted redemption values on the last business day of the plan year. The fair value of the CCT is adjusted to contract value in accordance with the FSP described in Note 9. Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The net appreciation or depreciation of investments represents the sum of the change in the difference between year-end market value and cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

3. INVESTMENT PROGRAMS

At December 31, 2006 and 2005, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.

A participant may direct contributions (up to certain specified limits) in any of the following investment options:

     -    AMETEK Stock Fund

     -    Vanguard Retirement Savings Trust

     -    Registered investment companies:

          -    Vanguard Total Bond Market Index Fund

          -    Vanguard LifeStrategy Funds

          -    Vanguard Wellington Fund

          -    Vanguard Windsor II Fund

          -    Vanguard PRIMECAP Fund

          -    Vanguard Small-Cap Index Fund

          -    Vanguard 500 Index Fund

          -    Evergreen Small Cap Value Fund

          -    Julius Baer International Equity Fund

          -    BlackRock Small Cap Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair value of individual investments that represent 5% or more of the Plan's assets at year-end are as follows:

                                                 DECEMBER 31,
                                          -------------------------
                                              2006          2005
                                          -----------   -----------
Vanguard Retirement Savings Trust
   (stated at contract value)             $60,151,351   $56,833,317
Vanguard 500 Index Fund                    35,791,963    32,258,685
Vanguard Windsor II Fund                   32,774,651    28,672,487
Vanguard PRIMECAP Fund                     30,418,105    28,253,373
AMETEK Stock Fund                          29,756,466    26,857,898
Vanguard Wellington Fund                   24,188,481    20,827,535
Julius Baer International Equity Fund *    16,109,211            --

* At December 2005, this investment represented less than 5% of the fair value of the Plan's assets.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

3. INVESTMENT PROGRAMS (CONTINUED)

During 2006 and 2005, the Plan's investments (including gains on investments bought, sold, as well as, held during the year) appreciated in value, as follows:

                                        DECEMBER 31,
                                  ------------------------
                                      2006         2005
                                  -----------   ----------
Common stock                      $ 3,270,345   $4,437,144
Registered investment companies    17,478,443    4,958,137
                                  -----------   ----------
                                  $20,748,788   $9,395,281
                                  ===========   ==========

4. INSURANCE CONTRACTS

Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund continues to be closed to new participants.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor will take all steps necessary, if any, to maintain the Plan's qualified status.

6. ADMINISTRATIVE EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan's Form 5500:

                                                                     DECEMBER 31,
                                                             ---------------------------
                                                                 2006           2005
                                                             ------------   ------------
Assets available for benefits per the financial statements   $292,392,617   $255,391,767
Amounts owed to withdrawing participants                               --       (393,725)
Adjustment from contract value to fair value for
   Common Collective Trust                                       (571,438)            --
                                                             ------------   ------------
Assets available for benefits per Form 5500                  $291,821,179   $254,998,042
                                                             ============   ============


The following is a reconciliation of benefits paid to participants for the year ended December 31, 2006 per the financial statements to the Form 5500:

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                                2006
                                                                            ------------
Benefits paid to participants per the financial statements                  $21,815,444
Less: Amounts allocated to withdrawing participants at December 31, 2005       (393,725)
                                                                            -----------
Benefits paid to participants per Form 5500                                 $21,421,719
                                                                            ===========

Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

8. PLAN AMENDMENTS

Effective January 1, 2006, the Plan was amended to designate the U.S. employees of Spectro Analytical Instruments as participating employees in the Plan. Effective March 6, 2006, the Plan was amended to designate the U.S. employees of Power Instruments' Pulsar Group as participating employees in the Plan. Effective May 29, 2006, the Plan was amended to designate the U.S. employees of AMETEK Pittman, Inc., as participating employees in the Plan. Effective December 25, 2006, the Plan was amended to designate the U.S. employees of AMETEK Land, Inc., as participating employees in the Plan. Effective December 25, 2006, the Plan was amended to designate the U.S. employees of AMETEK SAI Holdings, Inc. and subsidiaries as participating employees in the Plan. Effective January 1, 2005 the Plan was amended to designate the U.S. employees of Taylor Hobson 401(k) Savings Plan as participating employees in the Plan.

9. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Assets Available for Benefits for any period presented.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                            EIN 14-1682544 Plan # 078
                             Schedule H, Line 4i--
                    Schedule of Assets (Held at End of Year)
                               December 31, 2006

                                                       Description of investment, including
                                                         maturity date, rate of interest,        Current
Identity of issue, borrower, lessor or similar party    collateral, par, or maturity value        Value
----------------------------------------------------   ------------------------------------   ------------
AMETEK Stock Fund*                                     Common Stock Fund                      $ 29,756,466
Vanguard Retirement Savings Trust*                     Common/Collective Trust                  59,579,913
Vanguard Total Bond Market Index Fund*                 Registered Investment Company             9,013,711
Vanguard LifeStrategy Conservative Growth Fund*        Registered Investment Company             4,485,756
Vanguard LifeStrategy Growth Fund*                     Registered Investment Company             8,820,362
Vanguard LifeStrategy Moderate Growth Fund*            Registered Investment Company            12,243,010
Vanguard Wellington Fund*                              Registered Investment Company            24,188,481
Vanguard Windsor II Fund*                              Registered Investment Company            32,774,651
Vanguard PRIMECAP Fund*                                Registered Investment Company            30,418,105
Vanguard Small-Cap Index Fund*                         Registered Investment Company             7,834,129
Vanguard 500 Index Fund*                               Registered Investment Company            35,791,963
Evergreen Small Cap Value Fund                         Registered Investment Company             1,410,535
Julius Baer International Equity Fund                  Registered Investment Company            16,109,211
BlackRock Small Cap Fund                               Registered Investment Company            12,669,411
First Colony Life Insurance Company*                   Life Insurance Policies                     341,980
Participant Loans*                                     Interest rates ranging from
                                                       5.0% to 10.5%                             5,909,283
                                                                                              ------------
                                                                                              $291,346,967
                                                                                              ============

*    Indicates party-in-interest to the Plan

Historical cost column is not included as all investments are participant-directed.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The AMETEK Retirement and Savings Plan
                                        (Name of Plan)


Dated: June 25, 2007                    By: /s/ John J. Molinelli
                                            ------------------------------------
                                            John J. Molinelli, Member,
                                            Administrative Committee

                     THE AMETEK RETIREMENT AND SAVINGS PLAN

                                  EXHIBIT INDEX

Exhibit Number                          Description
--------------   --------------------------------------------------------
      23         Consent of Independent Registered Public Accounting Firm